UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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   SEC FILE NUMBER
      000-06425
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    CUSIP NUMBER
     816918 20 5
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

                  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]
                  Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended:  September 30, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Sento Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

420 East South Temple Street, Suite 400
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah  84111
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Sento Corporation (the "Company") was unable to file its 10-Q within the prescribed time, without unreasonable effort or expense, because it needs to incorporate additional disclosures relating to an amendment to the Company's credit facility that was executed on the filing due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Anthony Sansone                801             431-9200
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                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     [X] Yes                          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes                          [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting consolidated revenues of $13.6 million and a net loss of approximately $2.6 million, or $0.65 per diluted share, for the quarter ended September 30, 2006, compared with consolidated revenues of $9.8 million and net income of $310,000, or $0.08 per diluted share, for the quarter ended September 30, 2005. This change from the results of operations for the corresponding period for the previous fiscal year was largely the result of events relating to the termination and wind-down of a client program that was previously announced in the Company's report on Form 10-Q for the quarter ended June 30, 2006. The loss includes a one-time accrual reversal of New Mexico Job Training Incentive Program grant monies totaling $413,000 rather than the $300,000 benefit the Company had expected to recognize during the quarter which were related to employees associated with the terminated client program.


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                                Sento Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 15, 2006               By /s/ Anthony Sansone
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                                        Anthony Sansone, Chief Financial Officer